Exhibit 23.2

Statement of Company Concerning Consent of Arthur Andersen LLP

After reasonable efforts, the Company has not been able to obtain the consent of Arthur Andersen LLP to the incorporation by reference of their report in this Form 10-K and the Company has dispensed with the requirement under Section 7 of the Securities Act of 1933, as amended (the "Securities Act"), to file their consent in reliance on Rule 437(a) promulgated under the Securities Act. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this Form 10-K, a person who purchases the Company's securities in reliance upon such report may be unable to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference or any omissions to state a material fact required to be stated therein.